                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended June 30, 1999

                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands

                                 --------------

                                  Amdocs, Inc.
         1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                    Form 20 F        X               FORM 40 F
                                    ---                           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    YES                              NO           X
                                   ---                           ---

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 1999

                                      INDEX

PART I        FINANCIAL INFORMATION

              Item 1.      Unaudited Financial Statements

                           Consolidated Balance Sheets

                           Consolidated Statements of Operations (Unaudited)

                           Consolidated Statement of Changes in Shareholders' Equity (Deficit) (Unaudited)

                           Consolidated Statements of Cash Flows (Unaudited)

                           Notes to Unaudited Consolidated Financial Statements

              Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

PART II       OTHER INFORMATION

              Item 2.      Changes in Securities

              Item 5.      Other Information

              Item 6.      Exhibits and Reports on Form 6-K

              SIGNATURES

              EXHIBIT INDEX

ITEM 1.  FINANCIAL INFORMATION


                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS

                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                 As of
                                                                                  ------------------------------------
                                                                                      June 30,         September 30,
                                                                                        1999                1998
                                                                                  ---------------      ---------------
                                                                                     (Unaudited)
                                                       ASSETS
Current Assets:
   Cash and cash equivalents                                                           $71,078               $25,389
   Accounts receivable, including unbilled of $2,478 and $10,331,                      144,326                79,723
     respectively
   Accounts receivable from related parties, including unbilled of $0 and
     $537, respectively                                                                  9,775                10,235
   Deferred income taxes                                                                16,894                14,534
   Prepaid expenses and other current assets                                            20,613                11,991
                                                                                  --------------    ----------------
   Total current assets                                                                262,686               141,872

Equipment, vehicles and leasehold improvements, net                                     70,704                46,404
Deferred income taxes                                                                    5,614                 7,773
Intellectual property rights                                                            21,397                23,362
Other noncurrent assets                                                                 26,381                20,555
                                                                                  --------------    ----------------
                                                                                      $386,782              $239,966
                                                                                  ==============    ================

                                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
   Accounts payable and accrued expenses                                               $64,446            $47,599
   Accrued personnel costs                                                              34,607             29,948
   Short-term financing arrangements                                                    26,561             91,565
   Deferred revenue                                                                     92,744             29,241
   Short-term portion of capital lease obligations                                       4,459              2,952
   Forward exchange contracts                                                            1,488              2,926
   Income taxes payable and deferred income taxes                                       23,077             21,919
                                                                                  --------------    ----------------
   Total current liabilities                                                           247,382            226,150

Long-term forward exchange contracts                                                       507              2,222
Long-term portion of capital lease obligations                                          12,649              9,215
Other noncurrent liabilities                                                            29,972             24,268

Shareholders' equity (deficit):
   Preferred Shares - Authorized 25,000 shares;
     pound sterling 0.01 par value; 0 issued and outstanding                                  -                  -
   Ordinary Shares - Authorized 550,000 shares;

    pound sterling 0.01 par value; 198,800 and 196,800 outstanding, respectively         3,181              3,149
   Additional paid-in capital                                                          489,073            447,503
   Unrealized gain (loss) on derivative instruments                                      2,558             (1,495)
   Unearned compensation                                                                (5,145)            (8,947)
   Accumulated deficit                                                                (393,395)          (462,099)
                                                                                  --------------    ----------------
   Total shareholders' equity (deficit)                                                 96,272            (21,889)
                                                                                  ==============    ================
                                                                                      $386,782           $239,966
                                                                                  ==============    ================

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                      Three months ended                      Nine months ended
                                                           June 30,                               June 30,
                                              ------------------------------------    ----------------------------------
                                                   1999                1998               1999                1998
                                              ----------------    ----------------    --------------     ---------------
Revenue:
  License (*)                                 $     19,639        $     11,322        $    51,987        $     29,741
  Service (*)                                      145,245              95,175            392,152             257,322
                                              ----------------    ----------------    --------------     ---------------
                                                   164,884             106,497            444,139             287,063
Operating expenses:
  Cost of license                                    1,367               2,654              4,060               8,521
  Cost of service (*)                               94,456              60,518            254,651             165,268
  Research and development                          11,005               7,172             28,524              18,127
  Selling, general and administrative (*)           20,274              13,332             53,336              36,356
                                              ----------------    ----------------    --------------     ---------------
                                                   127,102              83,676            340,571             228,272
                                              ----------------    ----------------    --------------     ---------------

Operating income                                    37,782              22,821            103,568              58,791
Other expense (income), net:
  Interest expense, net (*)                            834               9,212              3,736              23,013
  Other, net                                           633                 723              1,684              (1,241)
                                              ----------------    ----------------    --------------     ---------------
                                                     1,467               9,935              5,420              21,772
                                              ----------------    ----------------    --------------     ---------------
Income before income taxes                          36,315              12,886             98,148              37,019
Income taxes                                        10,894               6,443             29,444              18,510
                                              ----------------    ----------------    --------------     ---------------
Net income                                    $     25,421        $      6,443        $    68,704        $     18,509
                                              ================    ================    ==============     ===============

Basic earnings per share                      $       0.13        $       0.04        $      0.35        $       0.13
                                              ================    ================    ==============     ===============

Diluted earnings per share                    $       0.13        $       0.04        $      0.34        $       0.13
                                              ================    ================    ==============     ===============

(*) Includes the following income (expense) resulting from transactions with related parties for the three and nine months ended June 30, 1999 and 1998, respectively: license revenue - $140, $2,290, $418 and $2,290; service revenue - $22,473, $19,638, $68,422 and $62,680; cost of service - $(987),
     $(771), $(2,044) and $(2,036); selling, general and administrative - $(196), $(115), $(428) and $(304); interest expense - $(0), $(1,102), $(0)
     and $(4,150).

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENT OF CHANGES
                  IN SHAREHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                                 (in thousands)


                                                                            Unrealized
                                                             Additional       income
                                    Ordinary Shares          Paid-in         (loss) on
                                                              Capital       derivative
                                                                            instruments
                                 -----------------------
                                  Shares       Amount
                                 ---------    ----------     -----------    ------------
Balance at September 30,          196,800     $   3,149      $  447,503     $   (1,495)
1998

Net income                              -             -               -              -

Issuance of Ordinary                2,000            32          41,352              -
  Shares, net

Unrealized income on
  derivative instruments, net           -             -               -          4,053
  of $1,737 tax

Stock options granted, net
  of forfeitures                        -             -             218             -

Amortization of unearned
  compensation
                                        -             -               -              -

                                 =========    ==========     ===========    ============

Balance at June 30, 1999          198,800     $   3,181      $  489,073     $     2,558
  (unaudited)
                                 =========    ==========     ===========    ============


                                                                       Total
                                    Unearned       Accumulated      Shareholders'
                                  Compensation       Deficit           Equity
                                                                     (Deficit)
                                  -------------    ------------     -------------
Balance at September 30,          $    (8,947)     $ (462,099)      $   (21,889)
  1998

Net income                                  -          68,704            68,704

Issuance of Ordinary                        -               -            41,384
  Shares, net

Unrealized income on
  derivative instruments, net               -               -             4,053
  of $1,737 tax

Stock options granted, net
  of forfeitures                         (163)              -                55

Amortization of unearned
  compensation
                                        3,965               -             3,965

                                  =============    ============     =============

Balance at June 30, 1999          $    (5,145)     $ (393,395)      $     96,272
  (unaudited)
                                  =============    ============     =============

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

            CONSOLIDATED STATEMENT OF CASH FLOW STATEMENT (UNAUDITED)

                   (in U.S. dollars, unless otherwise stated)
                                 (in thousands)

                                                                      Nine months ended June 30,
                                                                     1999                    1998
                                                              --------------------    -------------------
Cash flow from Operating Activities
Net Income                                                             $68,704                $18,509
Reconciliation of net income to net cash provided by
   Operating activities:
   Depreciation                                                         13,763                  8,659
   Amortization                                                          8,211                 12,916
   Loss on sale of equipment                                               518                     99
   Deferred income taxes                                                 1,368                 (1,750)
Net changes in operating assets and liabilities:
   Accounts receivable                                                 (64,143)               (19,656)
   Prepaid expenses and other current assets                            (8,848)                  (594)
   Other noncurrent assets                                              (6,827)                (2,834)
   Accounts payable and accrued expenses                                20,357                 17,241
   Forward exchange contracts                                           (3,153)                     -
   Deferred revenue                                                     63,503                 16,072
   Income taxes payable                                                 (2,146)                (1,464)
   Other noncurrent liabilities                                          5,704                  4,170
   Unrealized loss on derivative instruments                             5,789                      -
                                                              --------------------    -------------------
                                                                        10,236                 12,935
                                                              --------------------    -------------------
Net cash provided by operating activities                              102,800                 51,368
                                                              --------------------    -------------------

Cash flow from Investing Activities
Proceeds from sale of equipment, vehicles and leasehold
   improvements                                                          1,212                    721
Payments for purchase of equipment, vehicles, leasehold
   improvements and other                                              (32,913)               (18,232)
                                                              --------------------    -------------------
Net cash used in investing activities                                  (31,701)               (17,511)
                                                              --------------------    -------------------

Cash flow from Financing Activities
Net proceeds from issuance of Ordinary Shares                           42,535                332,223
Dividends paid                                                               -               (478,684)
Payments under short-term financing arrangements                      (293,012)              (208,449)
Borrowings under short-term financing arrangements                     228,008                223,921
Payments under long-term financing arrangements                              -               (267,763)
Net proceeds from issuance of long-term debt                                 -                357,877
Payments on notes payable to related parties                                 -                 (3,268)
Principal payments under capital lease obligations                      (2,941)                (1,753)

                                                              --------------------    -------------------
Net cash used in financing activities                                  (25,410)               (45,896)
                                                              --------------------    -------------------

Net increase (decrease) in cash and cash equivalents                    45,689                (12,039)
Cash and cash equivalents at beginning of period                        25,389                 53,732
                                                              --------------------    -------------------
Cash and cash equivalents at end of period                             $71,078                $41,693
                                                              ====================    ===================

Supplementary cash flow information Cash paid for:
   Income taxes, net of refunds                                        $26,710                $21,857
   Interest                                                              4,582                 20,891

Noncash investing and financing activities

     Capital lease obligations of $7,881 and $2,106 were incurred during the nine months ended June 30, 1999 and 1998, respectively, when the Company entered into lease agreements for the purchase of fixed assets.

     As of June 30, 1999 and 1998, the Company incurred stock issuance costs of $1,150 and $1,586 respectively, which had not been paid as of that date.

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                    (in U.S. dollars unless otherwise stated)
                      (in thousands, except per share data)


1. Basis of Presentation

     Amdocs Limited ("Amdocs" or the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets and supports computer software products and related services to telecommunications companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1998 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2. Adoption of New Accounting Standards

     Effective October 1, 1998, the Company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal-Use". The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. In accordance with the SOP, the Company capitalized approximately $1,700 of internally developed software costs in the nine-month period ended June 30, 1999.

3. Comprehensive Income

     Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130), which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                Three months ended                     Nine months ended
                                                     June 30,                              June 30,
                                        -----------------------------------    ----------------------------------
                                             1999                1998               1999               1998
                                        ---------------     ---------------    ---------------    ---------------
     Net income                         $     25,421        $      6,443       $    68,704        $     18,509
     Change in unrealized income
        on derivative instruments,
        net of tax                             2,333                   -             4,053                   -
                                        ===============     ===============    ===============    ===============
     Comprehensive income               $     27,754        $      6,443       $    72,757        $     18,509
                                        ===============     ===============    ===============    ===============

4. Income Taxes

     The provision for income taxes for the following periods consists of the following:


                                                Three months ended                     Nine months ended
                                                     June 30,                              June 30,
                                        -----------------------------------    ----------------------------------
                                             1999                1998               1999               1998
                                        ---------------     ---------------    ---------------    ---------------
     Current                            $     14,325        $      5,403       $    28,076        $     20,260
     Deferred                                (3,431)              (1,040)            1,368              (1,750)
                                        ===============     ===============    ===============    ===============
                                        $     10,894        $      6,443       $    29,444        $     18,510
                                        ===============     ===============    ===============    ===============

     The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                Three months ended                     Nine months ended
                                                     June 30,                              June 30,
                                        -----------------------------------    ----------------------------------
                                             1999                1998               1999               1998
                                        ---------------     ---------------    ---------------    ---------------
     Statutory Guernsey tax rate               20%                 20%               20%                 20%
     Guernsey tax-exempt status               (20)                (20)              (20)                (20)
     Foreign taxes                             30                  50  (*)           30                  50  (*)
                                        ===============     ===============    ===============    ===============
     Effective income tax rate                 30%                 50%               30%                 50%
                                        ===============     ===============    ===============    ===============

     (*) In fiscal 1998, the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax-exempt, which resulted in no tax benefit to offset the expense incurred. As a result, the Company's effective income tax rate in fiscal 1998 was significantly greater than the estimated fiscal 1999 effective tax rate.

5. Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                Three months ended              Nine months ended
                                                                     June 30,                       June 30,
                                                            ---------------------------    ----------------------------
                                                               1999            1998           1999            1998
                                                            ------------    -----------    ------------    ------------
     Numerator:
        Net income                                          $   25,421      $   6,443      $  68,704       $   18,509
                                                            ============    ===========    ============    ============
     Denominator:
       Denominator for basic earnings per share  -
            weighted average shares                            197,322        181,174        196,976          145,630
       Effect of dilutive stock options granted                  2,988          1,522          2,673              821
                                                            ------------    -----------    ------------    ------------
       Denominator for dilutive earnings per share  -
            adjusted average shares and assumed
            conversions                                        200,310        182,696        199,649          146,451
                                                            ============    ===========    ============    ============

       Basic earnings per share                                  $0.13          $0.04          $0.35            $0.13
                                                            ============    ===========    ============    ============

       Diluted earnings per share                                $0.13          $0.04          $0.34            $0.13
                                                            ============    ===========    ============    ============

6. Capital transaction

     On June 7, 1999 the Company and certain shareholders of the Company completed a public offering by which the Company sold 2,000 Ordinary Shares and the certain shareholders of the Company sold 18,426 Ordinary Shares, including an exercise of an over-allotment of 426 Ordinary Shares that was completed in July 1999, at an offering price of $22.44 per share. The total net proceeds to the Company, after deduction of issuance costs, amounted to $41,384.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

         In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

   -   what factors affect our business,

   - what our revenue and costs were in the nine months and three months ended June 30, 1999 and 1998,

   -   why those revenue and costs were different from period to period,

   -   the sources of our revenue,

   -   how all of this affects our overall financial condition,

   - what our expenditures were in the nine months and three months ended June 30, 1999 and 1998, and

   -   the sources of our cash to pay for future capital expenditures.

       As you read Management's Discussion and Analysis, it may be helpful to refer to Amdocs' financial statements. In Management's Discussion and Analysis, we analyze and explain the nine months to nine months and three months to three months changes in the specific line items in the consolidated statements of operations. Our analysis contains certain forward looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward looking statements as they are subject to a variety of risk factors. We disclaim any obligation to update our forward looking statements.

OVERVIEW

         We are a leading provider of customized software products and services to the telecommunications industry, primarily Customer Care and Billing Systems ("CC&B Systems") for wireline, wireless and multiple-service or convergent network operators and service providers. We also supply Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and Internet directories. Our products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, integration, ongoing support, system enhancement and maintenance, including an outsourcing offering.

         We derive our revenue principally from:

   - the initial sale of our products and related services, including license fees and customization,implementation and integration services, and

   - recurring revenue from ongoing maintenance, support, outsourcing and related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

         License revenue is recognized concurrently as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is also recognized as work is performed, under the percentage of completion method. Revenue from ongoing support and outsourcing services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting policy, our quarterly operating results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

         Since 1992, we have invested substantial resources to develop our information technology and to expand our range of products. As a result of significant information technology expenditures, we were able to offer a full range of integrated applications for our CC&B Systems at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry.

         License and service fees from the sale of CC&B Systems amounted to $325.4 million and $125.8 million in the nine and three months ended June 30, 1999 respectively, representing 73.3% and 76.3%, respectively, of our revenue for such periods.

         We believe that the demand for CC&B Systems will continue to increase as the size and complexity of the telecommunications industry increases and that CC&B Systems will account for a larger share of our total revenue over time.

         Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

         License and service fee revenue from the sale of Directory Systems totaled $118.8 million and $39.1 million in the nine and three months ended June 30, 1999, respectively, accounting for 26.7% and 23.7%, respectively, of our revenue for such periods.

         We believe that the demand for Directory Systems will be favorably impacted by a broader introduction of electronic directories. However, we anticipate that the relative contribution of license and service fees for Directory Systems to total revenue will decrease over time. We have also recently introduced a number of new products for Internet and electronic commerce applications. We anticipate that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

         Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, usually in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. In the next several years, we intend to continue to make significant investments in our research and development activities.

         On June 7, 1999 we sold 2 million Ordinary Shares in a public offering at a price of $22.44 per share. The total net proceeds to Amdocs, after deduction of issuance costs, amounted to $41.4 million. At the same time, certain of our shareholders sold 18,426,000 Ordinary Shares, including an exercise of an over-allotment of 426,000 Ordinary Shares.

RESULTS OF OPERATIONS

         The following table sets forth, for the nine months and for the three months ended June 30, 1999 and 1998, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                                  Three months             Nine months
                                                                      Ended                   Ended
                                                                    June 30,                June 30,
                                                               --------------------    -----------------
                                                                 1999        1998        1999       1998
                                                               --------    --------    --------   ------
                     Revenue:
                       License..............................     11.9%       10.6%       11.7%      10.4%
                       Service..............................     88.1        89.4        88.3       89.6
                                                               -------     -------     -------    -------
                                                                 100.0       100.0       100.0      100.0
                                                               -------     -------     -------    -------
                     Operating expenses:
                       Cost of license......................     0.8         2.5         0.9        3.0
                       Cost of service......................    57.3        56.8        57.4       57.6
                       Research and development.............     6.7         6.7         6.4        6.3
                       Selling, general and administrative..    12.3        12.6        12.0       12.6
                                                               -------     -------     -------    -------
                                                                77.1        78.6        76.7       79.5
                                                               -------     -------     -------    -------
                     Operating income.......................    22.9        21.4        23.3       20.5
                     Other expense, net.....................     0.9         9.4         1.2        7.7
                                                               -------     -------     -------    -------
                     Income before income taxes.............    22.0        12.0        22.1       12.8
                     Income taxes...........................     6.6         6.0         6.6        6.4
                                                               -------     -------     -------    -------
                     Net income.............................    15.4%        6.0%       15.5%       6.4%
                                                               =======     =======     =======    =======

NINE MONTHS ENDED JUNE 30, 1999 and 1998

         REVENUE. Revenue for the nine months ended June 30, 1999 was $444.1 million, an increase of $157.1 million, or 54.7%, compared to the nine months ended June 30, 1998, primarily due to the continuance of the growth in the demand for our CC&B Systems solutions. License revenue increased from $29.7 million in the nine months ended June 30, 1998 to $52.0 million in the nine months ended June 30, 1999, an increase of 74.8%. Service revenue increased 52.4% by $134.8 million in the nine months ended June 30, 1999, from $257.3 million in the nine months ended June 30, 1998 to $392.2 million in the nine months ended June 30, 1999. Total CC&B Systems revenue for the nine months ended June 30, 1999 was $325.4 million, an increase of $153.4 million, or 89.2%, compared to the nine months ended June 30, 1998. Revenue from Directory Systems was $118.8 million for the nine months ended June 30, 1999, an increase of $3.7 million, or 3.2%, from the nine months ended June 30, 1998.

         In the nine months ended June 30, 1999 and 1998, revenue from customers in North America, Europe and the rest of the world accounted for 40%, 39% and 21% compared to 54%, 23% and 27%, respectively.

         COST OF LICENSE. Cost of license for the nine months ended June 30, 1999 was $4.1 million, a decrease of $4.5 million, or 52.4%, from cost of license for the nine months ended June 30, 1998. Cost of license includes amortization of purchased computer software and intellectual property rights.

         COST OF SERVICE. Cost of service for the nine months ended June 30, 1999 was $254.7 million, an increase of $89.4 million, or 54.1%, compared to the cost of service of $165.3 million for the nine months ended June 30, 1998. As a percentage of revenue, cost of service remained stable at 57.4% in the nine months ended June 30, 1999 compared to 57.6% in the nine months ended June 30, 1998. The cost of service is predominantly related to salary and employee related expenses. The absolute increase in cost of service is consistent with the increase in revenue for the nine months ended June 30, 1999, and reflects increased employment levels required to support the continuing growth in revenue.

         RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, usually in conjunction with customer contracts. In the nine months ended June 30, 1999, research and development expense was $28.5 million, or 6.4% of revenue, compared with $18.1 million, or 6.3% of revenue, in the nine months ended June 30, 1998. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 46.7% to $53.3 million, or 12.0% of revenue, in the nine months ended June 30, 1999 from $36.4 million, or 12.6% of revenue, in the corresponding period of fiscal 1998.

         OPERATING INCOME. Operating income in the nine months ended June 30, 1999 was $103.6 million, as compared with $58.8 million in the nine months ended June 30, 1998, an increase of 76.2%. %Operating income was 23.3% of revenue for the nine months ended June 30, 1999 as compared to 20.5% for the nine months ended June 30, 1998, primarily due to an increase in license revenue and a decrease in cost of license.

         OTHER EXPENSE, NET. Other expense, net consists primarily of interest expense. Interest expense in 1998 related primarily to senior bank debt and subordinated debt, which was substantially repaid from the proceeds of our initial public offering completed in June 1998. In the nine months ended June 30, 1999, other expense, net was $5.4 million, a decrease of $16.4 million from the nine months ended June 30, 1998. The decrease is primarily attributed to the reduction in bank debt during 1999.

         INCOME TAXES. Income taxes in the nine months ended June 30, 1999 were $29.4 million on income before taxes of $98.1 million. In the nine months ended June 30, 1998 income taxes were $18.5 million on income before taxes of $37.0 million. See discussion below - "Effective Tax Rate."

         NET INCOME. Net income was $68.7 million in the nine months ended June 30, 1999 compared to $18.5 million for the nine months ended June 30, 1998. The increase was primarily the result of an increase in operating income and a decrease in interest expense and income taxes which also resulted in an increase in basic earnings per share from $0.13 in the nine months ended June

30, 1998 to $0.35 in the nine months ended June 30, 1999. Diluted earnings per share increased from $0.13 in the nine months ended June 30, 1998 to $0.34 in the nine months ended June 30, 1999

THREE MONTHS ENDED JUNE 30, 1999 and 1998

         REVENUE. Revenue for the three months ended June 30, 1999 was $164.9 million, an increase of $58.4 million, or 54.8%, compared to the three months ended June 30, 1998, primarily due to the continuance of the growth in the demand for our to addition CC&B solutions.Systemscustomers License revenue increased from $11.3 million in the three months ended June 30, 1998 to $19.6 million during the three months ended June 30, 1999, an increase of 73.5%, and service revenue increased 52.6% by $50.1 million in the three months ended June 30, 1999. Total CC&B Systems revenue for the quarter ended June 30, 1999 was $125.8 million, an increase of $54.8 million, or 77.3%, compared to the three months ended June 30, 1998. Revenue from Directory Systems was $39.1 million for the quarter ended June 30, 1999, an increase of $3.6 million, or 10.0%, from the three month period ended June 30, 1998.

         In the three months ended June 30, 1999 and 1998, revenue from customers in North America, Europe and the rest of the world accounted for 32%, 44% and 24% compared to 49%, 29% and 22%, respectively.

         COST OF LICENSE. Cost of license for the quarter ended June 30, 1999 was $1.4 million, a decrease of $1.3 million, or 48.5%, from cost of license for the quarter ended June 30, 1998. Cost of license includes amortization of purchased computer software and intellectual property rights.

         COST OF SERVICE. Cost of service for three months ended June 30, 1999 was $94.5 million, an increase of $33.9 million, or 56.1%, from cost of service of $60.5 million for the three months ended June 30, 1998. As a percentage of revenue, cost of service increased to 57.3% in the quarter ended June 30, 1999 from 56.8% in the three months ended June 30, 1998. The increase in cost of service is consistent with the increase in revenue for the quarter, and reflects increased employment levels required to support the continuing growth in revenue.

         RESEARCH AND DEVELOPMENT. In the quarter ended June 30, 1999, research and development expense was $11.0 million, or 6.7% of revenue, compared with $7.2 million, or 6.7% of revenue, in the quarter ended June 30, 1998. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by 52.1% to $20.3 million, or 12.3% of revenue, in the quarter ended June 30, 1999 from $13.3 million, or 12.6% of revenue, in the corresponding period of fiscal 1998.

         OPERATING INCOME. Operating income in the quarter ended June 30, 1999 was $37.8 million, as compared with $22.8 million in the three months ended June 30, 1998, an increase of 65.6%%. Operating income increased to 22.9% of revenue for the three months ended June 30, 1999 as compared to 21.4% for the three months ended June 30, 1998, primarily due to an increase in license revenue and a decrease in cost of license.

         OTHER EXPENSE, NET. In the quarter ended June 30, 1999, other expenses, net was $1.5 million, a decrease of $8.5 million from the three month period ended June 30, 1998. The decrease is primarily attributed to the reduction in bank debt during 1999.


         INCOME TAXES. Income taxes in the quarter ended June 30, 1999 were $10.9 million on income before taxes of $36.3 million. In the three months ended June 30, 1998, income taxes were $6.4 million on income before taxes of $12.9 million. See discussion below - "Effective Tax Rate."

         NET INCOME. Net income was $25.4 million in the three months ended June 30, 1999 compared to $6.4 million for the three months ended June 30, 1998. The increase was primarily the result of an increase in operating income and a decrease in interest expense and income taxes which also resulted in an increase of basic and diluted earnings per share from $0.04 in the three months ended June 30, 1998 to $0.13 in the three months ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

FINANCING TRANSACTIONS

         We have primarily financed our operations through cash generated from operations, borrowings from banks and other lenders and two public offerings of our Ordinary Shares. Cash and cash equivalents totaled $71.1 million at June 30, 1999 compared to $25.4 million at September 30, 1998. Net cash provided by operating activities amounted to $102.8 million and $51.4 million for the nine months ended June 30, 1999 and 1998, respectively. The increase in cash and cash equivalents at June 30, 1999 is attributed to increased collections from customers and the proceeds of the secondary offering, less the repayment of bank debt.

         We currently intend to retain our earnings to support the further expansion of our business and to repay our outstanding loans. The terms of our bank agreement effectively restrict our ability to pay cash dividends.

         At June 30, 1999, we had short-term lines of credit totaling $152.0 million from various banks or bank groups, of which $26.6 million was outstanding. As of that date, we had also utilized approximately $13.1 million of our revolving credit facility to support outstanding letters of credit. At June 30, 1999, we had positive working capital of $15.3 million as compared to negative working capital of $84.3 million at September 30, 1998. The increase in working capital is attributed to cash generated from operating activities and to the proceeds of the secondary offering. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

         At June 30, 1999, we had long-term obligations outstanding of $17.1 million in connection with leasing arrangements.

         Currently, our capital expenditures are funded primarily by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

         Based on our assessment, it is more likely than not that all the net deferred tax assets at June 30, 1999 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

YEAR 2000 ISSUES

         OUR STATE OF READINESS. We have identified the information technology, or IT, and non-IT systems, software and products, which could be affected by year 2000 issues, and have assessed the efforts required to remediate or replace them. We have also identified versions of our products that will not be made compliant and are assisting customers in upgrading or migrating to year 2000 compliant versions. By the end of 1999, it is our intention that all of the major or key systems, software and products will be remediated or replaced.

         We began evaluating year 2000 compliance issues in mid-1996. Since then the following functions have been performed:

         - a thorough examination and study of year 2000 compliance status;

         -        adoption of a work plan;

         -        analysis of solution alternatives; and

         - determination of our technical and business year 2000 policies.

         In recent years, new systems have been developed as year 2000 compliant and older generations of applications are being made year 2000 compliant in cooperation with our customers (using Amdocs year 2000 methodology and tool kit). None of these systems need mass data conversion, which is usually the most sensitive portion of the year 2000 migration. Recognizing the importance of year 2000 support in the IT industry and to provide an additional level of assurance to our customers, we have decided to conduct a thorough and systematic verification process. This effort is based on the application of industry-wide standards for year 2000 compliance. This verification process utilizes a specialized tool kit developed by us including a powerful search utility. For many customers we offer to conduct the verification process, since the ultimate verification for year 2000 compliance should be executed in their own working environment.

         We anticipate completing the majority of the testing, implementation of changes and necessary refinements by the fourth quarter of calendar year 1999 and to continue extensive testing through the end of calendar year 1999. We expect that systems, software and products for which we have responsibility currently are year 2000 compliant or will be compliant on a timely basis. We are not aware of any year 2000 issues with our customers that cannot be remedied.

         We have contacted all of our customers, and several of our vendors and other third parties with which we deal to identify potential year 2000 issues. These communications are also used to clarify which year 2000 issues are our responsibility and which are the responsibility of the third party. We do not anticipate that our third party year 2000 issues will be different than those encountered by other providers of information services, including our competitors. At this time, we are not aware of any year 2000 issues or problems relating to third parties with which we have a material relationship.

         With respect to our internal IT systems (including IT-based office facilities such as data and voice communications, building management and security systems, human resources and recruitment systems, purchasing, invoicing, finance and budget systems, general ledger and other administrative systems), both third party software and in-house developments, we have adopted standard industry practices, as published by the British Standards Institute, and methodologies suggested by the Gartner Group (INSPCT), in preparing for the year 2000 date change. Our year 2000 internal readiness program primarily covers:

         -        taking inventory of hardware, software and embedded systems;

         -        assessing business risks associated with such systems;

         -        creating action plans to address known risks;

         -        executing and monitoring action plans; and

         -        contingency planning.

         Although we do not believe that we will incur any material cost or experience material disruptions in our business associated with preparing our internal systems for the year 2000, there can be no assurance that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems, which are composed of third party software, third party hardware that contains embedded software and our own software products. We are in the process of implementing action plans for the remediation of high-risk areas and we are scheduled to implement remediation plans for medium to low risk areas during the remainder of fiscal 1999. We expect our contingency plans to include, among other things, manual "work-arounds" for software and hardware failure, as well as substitution of systems, if necessary.

         COSTS TO ADDRESS OUR YEAR 2000 ISSUES. A significant portion of our year 2000 compliance efforts have occurred or are occurring in connection with system upgrades or replacements that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which have significant improvements and benefits unrelated to year 2000 issues. The remainder of the costs that are incremental and directly related to year 2000 issues are not expected to be material to our financial position or results of operations.

         At June 30, 1999, we have accrued approximately $1.0 million representing the estimated remaining costs to modify previously sold customized software products. We do not anticipate capitalizing any of these costs as they relate to warranties related to products developed for customers.

         OUR CONTINGENCY PLANS. Detailed contingency plans are being prepared and will be refined as appropriate. Those plans will focus on matters which appear to be our most likely year 2000 risks, such as possible additional customer support efforts by us that would be necessary if customers or vendors are not year 2000 compliant, or if a year 2000 issue should not be timely detected in our own compliance efforts.

EUROPEAN MONETARY UNION CURRENCY

         The European Monetary Union currency, or the euro, will be phased in over the three-year period that commenced on January 1, 1999, when participating European countries began using the euro currency for non-cash transactions. We intend to offer software products that are capable of handling the euro currency and converting from local currencies to the euro. There can be no assurance that our software or software provided to our customers by other vendors will ensure an errorless transition to the euro currency. At June 30, 1999, we have accrued approximately $0.3 million representing estimated remaining costs to modify our software products to accept the euro currency under existing agreements with customers relating to previously sold products. We do not currently anticipate recovering these expenditures from our customers, as they relate to warranty agreements. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material effect on our results of operations and financial condition.

EFFECTIVE TAX RATE

         Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the nine months ended June 30, 1999 was 30% compared to 50% in the prior period. The consolidated effective tax rate of 50% for 1998 was due to significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions.

CURRENCY FLUCTUATIONS

         Approximately 80% of our revenue is in U.S. dollars or linked to the U.S. dollar and therefore the U.S. dollar is our functional currency. Approximately 60% of our operating expenses are paid in U.S. dollars or are linked to U.S dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. At June 30, 1999, we had hedged most of our significant exposures in currencies other than the dollar.

PART II.          OTHER INFORMATION

ITEM 2.           CHANGES IN SECURITIES.

CHANGES IN SECURITIES

                  On July 12, 1999, pursuant to an over-allotment option granted by one of our shareholders, SBC International, Inc. ("SBC"), to the underwriters involved with our secondary public offering, the underwriters elected to exercise their over-allotment option with respect to 426,000 non-voting Ordinary Shares held by SBC. Consistent with our Articles of Incorporation, as a result of the transfer by SBC of these non-voting Ordinary Shares, the non-voting Ordinary Shares converted automatically into voting Ordinary Shares.

                  Following the exercise by the underwriters of the over-allotment option, SBC, the sole owner of non-voting Ordinary Shares, now owns 24,292,434 non-voting Ordinary Shares and 14,500,000 voting Ordinary Shares.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.

(a)      Exhibits

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Limited Press Release dated July 27, 1999.

(b) Reports on Form 6-K. No report on Form 6-K was filed by the Company during this period.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Amdocs Limited


Date:  August 12, 1999                      /s/   Thomas G. O'Brien
                                            ------------------------------------
                                                  Thomas G. O'Brien
                                                  Treasurer and Secretary
                                                  Authorized U.S. Representative

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Limited Press Release dated July 27, 1999.